UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GEN Restaurant Group, Inc.
(Name of Issuer) Class A Common Stock
(Title of Class of Securities) 36870C104
(CUSIP Number) March 7, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870C104	13G	Page 2 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PRAETORIAN PR LLC EIN: 66-0983992
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization PUERTO RICO
number of shares	5.	sole voting power
beneficially owned by	6.	shared voting power
each reporting	7.	sole dispositive power
person with:	8.	shared dispostive power	380,000
9.	aggregate amount beneficially owned by each reporting person	380,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	8.60%
12.	type of reporting person (See Instructions)	IA

CUSIP No. 36870C104	13G	Page 3 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) HARRIS KUPPERMAN
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization UNITED STATES OF AMERICA
number of shares	5.	sole voting power
beneficially owned by	6.	shared voting power
each reporting	7.	sole dispositive power
person with:	8.	shared dispostive power	380,000
9.	aggregate amount beneficially owned by each reporting person	380,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	8.60%
12.	type of reporting person (See Instructions)	IN

CUSIP No. 36870C104	13G	Page 4 of 8 Pages

1.	names of reporting persons i.r.s. identification no. of above persons (entities only) PRAETORIAN CAPITAL FUND LLC EIN: 83-2673762
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.	sec use only
4.	citizenship or place of organization DELAWARE
number of shares	5.	sole voting power
beneficially owned by	6.	shared voting power
each reporting	7.	sole dispositive power
person with:	8.	shared dispostive power	380,000
9.	aggregate amount beneficially owned by each reporting person	380,000
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	8.60%
12.	type of reporting person (See Instructions)	OO

CUSIP No. 36870C104	13G	Page 5 of 8 Pages

Item 1.

(a) Name of Issuer:	GEN Restaurant Group, Inc.

(b) Address of Issuer’s Principal Executive Offices:	11480 South Street Suite 205 Cerritos, CA 90703

Item 2.

(a) Name of Person Filing:	This Schedule 13G (the “Schedule”) is being filed with respect to shares of Class A Common Stock (as defined below) of GEN Restaurant Group, Inc. (the “Issuer”) which are beneficially owned by Praetorian PR LLC (the “Advisor”), Praetorian Capital Fund LLC (the “Fund”) and Harris Kupperman (“Kupperman” and together with the Advisor and the Fund, collectively, the “Reporting Persons”). See Item 4 below.

(b) Address of Principal Business Office or, if none, Residence:	Carr 429 Km 4.1, Bo. Barrero Rincon, PR 00677

(c) Citizenship:	The Advisor is organized in the Commonwealth of Puerto Rico and the Fund is a Delaware limited liability company. Kupperman is a United States Citizen.

(d) Title of Class of Securities:	Class A Common Stock

(e) CUSIP Number:	36870C104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 36870C104	13G	Page 6 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated by reference for each Reporting Person. The percentage ownership of the Reporting Persons is based on the 4,420,000 outstanding shares of Class A Common Stock of the Issuer, as disclosed on the Issuer’s Annual Report on Form 10-K, for the period ending December 31, 2023

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 36870C104	13G	Page 7 of 8 Pages

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Praetorian PR LLC:

(a)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b) with respect to Praetorian Capital Fund LLC:

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c) with respect to Harris Kupperman:

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. ☒

CUSIP No. 36870C104	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2024
Date

Praetorian PR LLC
By: /s/ Harris Kupperman
Name: Harris Kupperman
Title: Owner

March 15, 2024

Praetorian Capital Fund LLC
By: Praetorian Capital Management LLC, its manager

By: /s/ Harris Kupperman
Name: Harris Kupperman
Title: Owner

March 15, 2024

Harris Kupperman

By: /s/ Harris Kupperman
Name: Harris Kupperman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.